Exhibit 99.1

Dollar Tree Stores, Inc. Announces $100 Million Accelerated Share Repurchase

CHESAPEAKE, Va. - December 11, 2006 **-** Dollar Tree Stores, Inc. (NASDAQ: DLTR), the nation's leading operator of single-price point dollar stores, today announced that after market close on December 8, 2006, it entered into two agreements with Goldman, Sachs & Co. to repurchase approximately $100 million of its common shares under an accelerated share repurchase program. Dollar Tree will acquire these common shares under the $500 million share repurchase program announced on November 21, 2006.

Under the accelerated share repurchase program, Dollar Tree will immediately pay $100 million and receive approximately 2.7 million shares. We expect to receive additional shares before, and may receive additional shares upon, the anticipated three-month maturity of the program, depending on the market value of our common shares. The first agreement, which covers half of the accelerated repurchase amount, includes collar provisions that establish the minimum and maximum numbers of shares. The second agreement, which covers the balance of the accelerated repurchase amount, includes purchase price adjustment provisions. The specific number of shares to be repurchased is generally based on the volume weighted average share price of the company's common shares during the term of the accelerated share repurchase program, subject in part to collar provisions that establish the minimum and maximum numbers of shares under the first agreement. The company expects final delivery of any additional shares to occur in the first quarter of 2007, although in certain circumstances the completion date may be shortened or extended. All of the repurchased shares will be retired. Prior to issuance of this press release, no trading activity has occurred in the public market related to the accelerated share repurchase program.

"Our share repurchase program continues to represent an important part of our capital allocation strategy and an efficient and flexible way of returning value to shareholders," said President and CEO Bob Sasser. "We ended fiscal year 2005 with nearly $350 million in cash and investments and believe we have the ability to generate substantial free cash flow over the next five years. In anticipation of the ability to fund future growth while generating a significant amount of free cash flow, we believe that the accelerated share repurchase is a good use of capital and will provide long term benefit to our shareholders."

Dollar Tree Stores operates 3,228 stores in 48 states as of November 25, 2006.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS: This press release contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan or estimate. For example, our forward-looking statements include statements regarding our intentions to repurchase stock, the method and timing as well as the number of shares repurchased, related expenditures and the benefits of such transaction. They also include statements about our future cash flow and our ability to fund future growth. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10 - K filed April 12, 2006 and our Quarterly Report on Form 10-Q filed December 6, 2006. In light of these risks and uncertainties, the future events, developments or results described by our forward-looking statements in this document could turn out to be materially and adversely different from those we discuss or imply. We are not obligated to release publicly any revisions to any forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT: Dollar Tree Stores, Inc., Chesapeake
             Timothy J. Reid
             757-321-5284
             www.DollarTree.com

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